# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### April 24, 2009

## ORDER GRANTING CONFIDENTIAL TREATMENT
## UNDER THE SECURITIES EXCHANGE ACT OF 1934

### Globalstar, Inc.

### File No. 001-33117 - CF# 23432

_____

Globalstar, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 31, 2009.

Based on representations by Globalstar, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

| | |
|---|---|
| Exhibit 10.6 | through September 30, 2011 |
| Exhibit 10.8 | through September 30, 2011 |
| Exhibit 10.11 | through November 30, 2016 |
| Exhibit 10.12 | through November 30, 2016 |
| Exhibit 10.17 | through October 31, 2017 |
| Exhibit 10.19 | through November 14, 2017 |

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:


Kathleen Krebs
Special Counsel